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                              [NATHANS LETTERHEAD]

                                                                 August 19, 1999

Dear Nathans Stockholder:

     As you may be aware, Nathans has entered into an agreement and plan of merger with Miami Subs Corporation, which provides for Nathans to acquire the approximately 70% of Miami Subs' common stock that it does not already own. If the merger is completed, Miami Subs will become a wholly-owned subsidiary of Nathans.

     Nathans has scheduled a special meeting of the Nathans stockholders to consider and vote upon a proposal to approve and adopt the merger agreement. At the special meeting, you will also be asked to vote on a proposal to amend Nathans' certificate of incorporation to increase the number of authorized shares of Nathans common stock to 30,000,000 from 20,000,000. If the amendment to the certificate of incorporation is approved, it will only be effective if the merger is also approved.

     The merger cannot be completed unless the merger agreement is approved by Nathans stockholders holding a majority of the outstanding shares of Nathans common stock and by Miami Subs shareholders holding a majority of the outstanding shares of Miami Subs common stock. The Nathans board of directors has unanimously approved the merger agreement and recommends that you approve the merger agreement. YOUR VOTE IS VERY IMPORTANT.

     If you are entitled to vote at the special meeting, a proxy card is enclosed for your signature. Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and promptly mailing this proxy card to us in the enclosed postage paid envelope. You may revoke your proxy at any time before it has been voted, and if you attend the special meeting you may vote in person even if you have already returned your proxy card.

     On behalf of the Nathans board of directors, I thank you for your support and urge you to vote in favor of both the merger agreement and the amendment to Nathans' certificate of incorporation.

                                          Sincerely,
                                          Howard M. Lorber
                                          Chairman of the Board